Santiago, February 28, 2025
Mrs. Solange Berstein Jáuregui
President
Financial Markets Commission
Present
Communication of material fact - Board Agreement. Appointment to Ordinary Shareholders' Meeting.

Mrs. President
In accordance with the provisions of articles 9 and 10 of Law No. 18,045, it is reported that, in an ordinary session held yesterday, February 27, the Board of Directors of Banco Santander-Chile agreed to convene an Ordinary Shareholders' Meeting, to be held by remote means of communication, on April 22, 2025, in order to discuss the following matters:

1.Submit for your consideration and approval the Integrated Annual Report, the Financial Statements and the Report of the External Auditors corresponding to the year between January 1 and December 31, 2024.
2.Resolve the destination of the profits for fiscal year 2024.
3.Determination of the remuneration of the Board of Directors.
4.Appointment of External Auditors.
5.Designation of Risk Rating Agencies.
6.Report of the Directors and Audit Committee, determination of the remuneration of its members and the expense budget for its operation.
7.Account for the operations referred to in Title XVI of Law 18,046.
8.Know any matter of social interest that must be discussed at the Ordinary Shareholders' Meeting in accordance with the law and the bank's statutes.

Likewise, it is reported that in accordance with the provisions of article 59 of Law 18,046, the Financial Statement, the Integrated Annual Report and the basis of the proposals submitted to the decision of the Board, will be promptly available to the shareholders on the website https://banco.santander.cl/accionistas, as well as in the Shares Department of Banco Santander-Chile.

Sincerely,

Román Blanco Reinosa
CEO

c.c. Stock exchange